Exhibit 23(j)


            Consent of Independent Registered Public Accounting Firm


As independent registered public accountants, we hereby consent to the use of our report incorporated by reference herein dated February 16, 2007 on the financial statements of The Flex-funds, comprising The Muirfield Fund(R), The Socially Responsible Utilities Fund, The Quantex Fund(TM), The Dynamic Growth Fund, The Aggressive Growth Fund, The U.S. Government Bond Fund, The Money Market Fund, The Defensive Growth Fund, and The Focused Growth Fund (the "Funds"), as of December 31, 2006 and for the period indicated therein and to the references to our firm in the prospectus and the Statement of Additional Information in this Post-Effective Amendment to the Funds' Registration Statement on Form N-1A.



Cohen Fund Audit Services, Ltd.
(f.k.a. Cohen McCurdy, Ltd.)
Westlake, Ohio
April 27, 2007